UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 4, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Banco Latinoamericano

de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Balance Sheets as of June 30, 2014 (Unaudited) and December 31, 2013, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and Cash Flows (Unaudited) for the Three and Six Months Ended June 30, 2014 and 2013

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated Financial Statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
June 30, 2014 and December 31, 2013
(in US$ thousand, except share amounts)

	Notes	June 30, 2014 (Unaudited)	December 31, 2013 (Audited)
Assets
Cash and due from banks	4,19	7,452	2,161
Interest-bearing deposits in banks (including pledged deposits of $11,273 in 2014 and $9,032 in 2013)	4,19	742,021	837,557
Securities available-for-sale (including pledged securities to creditors of $294,435 in 2014 and $296,811 in 2013)	5,19	332,508	334,368
Securities held-to-maturity (fair value of $43,776 in 2014 and $33,634 in 2013) (including pledged securities to creditors of $17,040 in 2014 and $13,007 in 2013)	5,19	43,664	33,759
Investment funds	6,19	52,551	118,661
Loans	7,19	6,458,519	6,148,298
Less:
Allowance for loan losses	8,19	76,165	72,751
Unearned income and deferred fees		8,574	6,668
Loans, net		6,373,780	6,068,879

Customers' liabilities under acceptances	19	52,812	1,128
Accrued interest receivable	19	40,756	40,727
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $15,156 in 2014 and $13,881 in 2013)		9,196	10,466
Derivative financial instruments used for hedging - receivable	16,18,19	11,326	15,217
Other assets		12,878	8,389
Total assets		7,678,944	7,471,312

Liabilities and stockholders' equity
Deposits:	9,19
Noninterest-bearing - Demand		546	663
Interest-bearing - Demand		180,517	62,384
Time		2,791,873	2,298,289
Total deposits		2,972,936	2,361,336

Trading liabilities	10,18,19	329	72
Securities sold under repurchase agreement	4,5,11,18,19	285,219	286,162
Short-term borrowings and debt	12,19	1,921,604	2,705,365
Acceptances outstanding	19	52,812	1,128
Accrued interest payable	19	14,032	13,786
Long-term borrowings and debt	13,19	1,499,527	1,153,871
Derivative financial instruments used for hedging - payable	16,18,19	10,078	8,572
Reserve for losses on off-balance sheet credit risk	8	5,476	5,222
Other liabilities		20,575	27,947
Total liabilities		6,782,588	6,563,461

Commitments and contingencies	15,19,20

Redeemable noncontrolling interest		-	49,899

Stockholders' equity:	14,17,21
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,506,988 in 2014 and 2,520,422 in 2013)		20,683	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,822,735 in 2014 and 29,710,556 in 2013)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		117,678	118,646
Capital reserves		95,210	95,210
Retained earnings		489,354	458,699
Accumulated other comprehensive loss	5,17	(5,990)	(12,575)
Treasury stock		(79,876)	(82,008)
Total stockholders' equity		896,356	857,952

Total liabilities and stockholders' equity		7,678,944	7,471,312

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income (Unaudited)

(in US$ thousand, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2014	2013	2014	2013
Interest income:	16
Deposits		373	416	747	712
Investment securities:
Available-for-sale		1,943	2,186	3,934	3,472
Held-to-maturity		258	216	481	445
Investment funds		-	483	20	547
Loans		49,499	47,663	96,506	94,192
Total interest income		52,073	50,964	101,688	99,368
Interest expense:	16
Deposits		2,727	3,231	5,357	6,362
Investment funds		-	568	37	598
Short-term borrowings and debt		6,069	6,114	12,996	11,381
Long-term borrowings and debt		9,385	11,639	17,297	25,596
Total interest expense		18,181	21,552	35,687	43,937
Net interest income		33,892	29,412	66,001	55,431

(Provision) reversal of provision for loan losses	8	(3,430)	2,651	(3,414)	4,822

Net interest income, after (provision) reversal of provision for loan losses		30,462	32,063	62,587	60,253

Other income (expense):
Provision for losses on off-balance sheet credit risk	8	(254)	(5,111)	(254)	(7,548)
Fees and commissions, net		4,202	2,835	8,478	5,234
Derivative financial instruments and hedging	16	(187)	1,374	(207)	858
Recoveries, net of impairment of assets		7	-	7	-
Net gain (loss) from investment funds		(2,235)	5,078	(2,795)	6,347
Net gain (loss) from trading securities	10	(48)	(1,565)	(247)	3,211
Net gain on sale of securities available-for-sale	5	954	846	1,212	961
Net gain (loss) on foreign currency exchange		(73)	1,440	117	(3,156)
Other income, net		732	505	1,183	1,090
Net other income		3,098	5,402	7,494	6,997

Operating expenses:
Salaries and other employee expenses		7,498	8,428	15,582	16,197
Depreciation and amortization of equipment and leasehold improvements		639	668	1,299	1,390
Professional services		1,114	951	1,929	1,595
Maintenance and repairs		396	327	791	713
Expenses from investment funds		-	1,396	416	2,144
Other operating expenses		3,226	2,549	6,340	5,732
Total operating expenses		12,873	14,319	26,357	27,771

Net income from continuing operations		20,687	23,146	43,724	39,479

Net loss from discontinued operations	3	-	23	-	(4)

Net income		20,687	23,169	43,724	39,475

Net income (loss) attributable to the redeemable noncontrolling interest		950	1,446	475	1,458

Net income attributable to Bladex stockholders		19,737	21,723	43,249	38,017

Amounts attributable to Bladex stockholders:

Net income from continuing operations		19,737	21,700	43,249	38,021
Net loss from discontinued operations		-	23	-	(4)
		19,737	21,723	43,249	38,017

Earning per share from continuing operations:
Basic	14	0.51	0.57	1.12	0.99

Diluted	14	0.51	0.56	1.11	0.99

Gain (Loss) per share from discontinued operations:
Basic	14	-	0.00	-	(0.00)

Diluted	14	-	0.00	-	(0.00)

Earning per share:
Basic	14	0.51	0.57	1.12	0.99

Diluted	14	0.51	0.56	1.11	0.99

Weighted average basic shares	14	38,666	38,413	38,633	38,316

Weighted average diluted shares	14	38,799	38,625	38,813	38,515

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (Unaudited)
For the six months ended June 30, 2014 and 2013
(in US$ thousand)

	Notes	2014	2013

Net income		43,724	39,475

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the period	17	8,994	(13,348)
Less: reclassification adjustments for net gains included in net income	17	(1,009)	(794)
Net change in unrealized gains (losses) on securities available for sale		7,985	(14,142)

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the period	17	(1,884)	(2,763)
Less: reclassification adjustments for net (gains) losses included in net income	17	683	417
Net change in unrealized gains (losses) on derivative financial instruments		(1,201)	(2,346)

Foreign currency translation adjustment, net of hedges:
Current period change		(199)	(113)
Reclassification adjustments for net losses included in net income		-	24
Net change in foreign currency translation adjustment		(199)	(89)

Other comprehensive income (loss)		6,585	(16,577)

Comprehensive income		50,309	22,898

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		(475)	1,553

Comprehensive income attributable to Bladex stockholders		50,784	21,345

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest (Unaudited)
For the six months ended June 30, 2014 and 2013
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2013	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384
Effect of deconsolidating a variable interest entity ("VIE") (Note 6)	-	-	-	-	-	-	-	(565)
Net income	-	-	-	38,017	-	-	38,017	1,458
Redeemable noncontrolling interest – subscriptions	-	-	-	-	-	-	-	53,000
Redeemable noncontrolling interest – redemptions	-	-	-	-	-	-	-	(1,831)
Other comprehensive income	-	-	-	-	(16,672)	-	(16,672)	95
Compensation cost - stock options and stock units plans	-	1,577	-	-	-	-	1,577	-
Exercised options and stock units vested	-	(3,676)	-	-	-	6,281	2,605	-
Dividends declared	-	-	-	(11,520)	-	-	(11,520)	-
Balances at June 30, 2013	279,980	119,320	95,210	448,545	(17,402)	(85,171)	840,482	55,541

Balances at January 1, 2014	279,980	118,646	95,210	458,699	(12,575)	(82,008)	857,952	49,899
Effect of deconsolidating a variable interest entity ("VIE") (Note 6)	-	-	-	-	-	-	-	(49,424)
Net income (loss)	-	-	-	43,249	-	-	43,249	(475)
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	-
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	-	6,585	-	6,585	-
Compensation cost - stock options and stock units plans	-	1,168	-	-	-	-	1,168	-
Exercised options and stock units vested	-	(2,136)	-	-	-	2,523	387	-
Repurchase of "Class E" common stock	-	-	-	-	-	(391)	(391)	-
Dividends declared	-	-	-	(13,544)	-	-	(13,544)	-
Balances at June 30, 2014	279,980	117,678	95,210	488,404	(5,990)	(79,876)	895,406	-

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows (Unaudited)
For the six months ended June 30, 2014 and 2013
(in US$ thousand)

	2014	2013
Cash flows from operating activities:
Net income	43,724	39,475
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(1,786)	8,931
Depreciation and amortization of equipment and leasehold improvements	1,299	1,390
Reversal of provision for loan losses	3,414	(4,822)
Provision for losses on off-balance sheet credit risk	254	7,548
Net gain on sale of securities available-for-sale	(1,212)	(961)
Compensation cost - compensation plans	1,168	1,577
Amortization of premium and discounts on investments	3,153	2,315
Net decrease (increase) in operating assets:
Trading assets	-	281
Investment funds	17,082	(21,660)
Accrued interest receivable	(29)	(2,001)
Other assets	(50,303)	(84,912)
Net increase (decrease) in operating liabilities:
Trading liabilities	256	(22,311)
Accrued interest payable	246	(2,658)
Other liabilities	57,773	84,479
Net change from discontinued operating activities	-	87
Net cash provided by operating activities	75,039	6,758

Cash flows from investing activities:
Effect on cash of deconsolidating a VIE	-	(2,135)
Net decrease (increase) in pledged deposits	(2,241)	(904)
Net increase in loans	(566,228)	(335,341)
Proceeds from the sale of loans	257,913	20,500
Acquisition of equipment and leasehold improvements	(29)	(178)
Proceeds from the redemption of securities available-for-sale	-	27,276
Proceeds from the sale of securities available-for-sale	110,842	47,475
Proceeds from maturities of securities held-to-maturity	2,200	6,250
Purchases of investments available-for-sale	(103,302)	(243,709)
Purchases of investments held-to-maturity	(12,201)	(5,260)
Net change from discontinued investing activities	-	63
Net cash used in investing activities	(313,046)	(485,963)

Cash flows from financing activities:
Net increase in due to depositors	611,600	456,214
Net increase (decrease) in short-term borrowings and debt and securities sold under repurchase agreements	(784,704)	822,673
Proceeds from long-term borrowings and debt	456,841	30,000
Repayments of long-term borrowings and debt	(111,185)	(942,524)
Dividends paid	(27,029)	(22,726)
Subscriptions of redeemable noncontrolling interest	-	53,000
Redemptions of redeemable noncontrolling interest	-	(1,831)
Exercised stock options	387	2,605
Repurchase of common stock	(391)	-
Net change from discontinued financing activities	-	27
Net cash provided by financing activities	145,519	397,438

Effect of exchange rate fluctuations on cash and cash equivalents	2	81

Net decrease in cash and cash equivalents	(92,486)	(81,686)
Cash and cash equivalents at beginning of the period	830,686	692,511
Cash and cash equivalents at end of the period	738,200	610,825

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	35,441	46,595

Noncash financing activities:
Effect on redeemable noncontrolling interest due to deconsolidation of a VIE (Note 6)	(49,424)	(565)

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. maintains ownership in two companies: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in an investment fund incorporated in Brazil ("the Brazilian Fund"), registered with the Brazilian Securities Commission ("CVM", for its acronym in Portuguese). The Brazilian Fund is a non-consolidated variable interest entity.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, D.F. and Monterrey, Mexico; in Porto Alegre, Brazil; in Lima, Peru; in Bogota, Colombia; and an international administrative office in Miami, Florida, USA.

2.	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature is considered non-authoritative.

These unaudited consolidated financial statements should be read together with the consolidated financial statements and related notes for the fiscal year ended December 31, 2013. Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but not required for interim reporting purposes, has been condensed or omitted.

As noted above, the notes to the consolidated financial statements are unaudited.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and
-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

d)	Specialized accounting for investment companies

The Bank maintains an investment in an investment fund (“Feeder”) which is organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Master which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Master in a single line item equal to its proportionate share of the net assets of the Master, regardless of the level of Feeder’s interest in the Master. The Feeder records the Master’s results by accounting for its participation in the net interest income and expenses of the Master, as well as its participation in the realized and unrealized gains or losses of the Master (see Note 6).

e)	Use of estimates

The preparation of the consolidated financial statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

f)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

g)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the consolidated statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security. Changes in fair value of the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in earnings of the period within net gain (loss) from trading securities.

h)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Trading assets and liabilities are carried at fair value. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

i)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Interest on securities is recognized based on the interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Securities available-for-sale

These securities consist of debt instruments not classified as either trading securities or as held-to-maturity securities, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (“OCI”) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the debt security.

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

j)	Investment Funds

The investment funds line includes the net asset value of Bladex investment in the Feeder and in the Brazilian Fund.

k)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and any impairment that is determined to be other-than-temporary is charged to earnings as impairment on assets.

l)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s Management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank Management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s Management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention

Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard

Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful

Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain a periodical monitoring of the quality of the portfolio, clients are reviewed within a frequency of time between 3 and 18 months, depending on the risk rating.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

m)	Transfer of financial assets

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Gains or losses on sale of loans depend in part on the carrying amount of the financial instrument involved in the transfer, and its fair value at the date of transfer.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

n)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance, complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices.

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Moody’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of Moody’s data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

o)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

p)	Equipment and leasehold improvements

Equipment and leasehold improvements, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

q)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

r)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

s)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

t)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings.

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. The Bank applies the shortcut method of hedge accounting that does not recognize ineffectiveness in hedges of interest rate swap that meet the requirements of ASC Topic 815-20-25-104. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the consolidated statement of income when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

u)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Accumulated other comprehensive loss in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain (loss) on foreign currency exchange line item.

v)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

w)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest of the Feeder under ASC Topic 810, such amount was already recorded at its fair value and no further adjustments under ASC 480-10-S99 were necessary.

x)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

y)	Recently issued accounting standards

At the consolidated balance sheet date, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2014-08 – Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360)

The amendments in this update change the requirements for reporting discontinued operations in Sub-Topic 205-20. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results when any of the following occurs:

1.	The component of the entity or group of components of the entity meets the criteria to be classified as held for sale.
2.	The component of the entity or group of components of the entity is disposed of by sale.
3.	The component of the entity or group of components of the entity is disposed of other than by sale (spin-off).

The amendments are effective for all disposals (or classifications as held for sale) of components of the entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 31, 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued. The Bank does not anticipate any material impact in its consolidated financial statements upon adoption of this update.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

ASU 2014-11 – Transfers and Servicing (Topic 860)

The amendments in this update require two accounting changes. First, the change in the accounting for repurchase-to-maturity transactions to secured borrowings accounting. Second, for repurchase financing agreements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for as repurchase agreement.

The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. Entities are required to present changes in accounting for transactions outstanding on the effective date of this update as a cumulative-effect adjustment to retained earnings at the beginning of the period of adoption. Early application for public business entities is prohibited. The Bank is currently evaluating the potential impact of this update in its consolidated financial statements.

3.	Sale of the asset management unit and discontinued operations

On April 2, 2013, the Bank reached a definitive agreement to sale its asset management unit (the “Management Unit”) to Alpha4X Asset Management, LLC and related companies (“Alpha4X”). Alpha 4X Asset Management, LLC is a company majority-owned by former executives of the Management Unit. The sale closed in the second quarter of 2013.

The sale resulted in a gain of $455 thousand, which was reported in net loss from discontinued operations in the consolidated statements of income in the second quarter of 2013. The Bank applied discontinued operations accounting to the operations of the Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations.

The following table summarizes the operating results of the discontinued operations:

	Three months ended June 30		Six months ended June 30
(In thousands of US$)	2014	2013	2014	2013

Other income:
Fees and commissions (1)	-	-	-	610
Other income	-	455	-	468
	-	455	-	1,078
Operating expenses:
Salaries and other employee expenses	-	69	-	373
Depreciation and amortization	-	3	-	8
Professional services	-	303	-	462
Maintenance and repairs	-	-	-	1
Other operating expenses	-	57	-	238
Total operating expenses	-	432	-	1,082
Net gain (loss) from discontinued operations	-	23	-	(4)

(1) Includes management fees from investment funds for $567 thousand in the six months ended June 30, 2013.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	June 30,	December 31,
(In thousands of US$)	2014	2013

Cash and due from banks	7,452	2,161
Interest-bearing deposits in banks	742,021	837,557
Total	749,473	839,718
Less:
Pledged deposits	11,273	9,032
	738,200	830,686

On June 30, 2014 and December 31, 2013 the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of June 30, 2014 and December 31, 2013, the Bank had pledged deposits with a carrying value of $8.3 million and $6.0 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	June 30, 2014
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	26,583	131	72	26,642
Colombia	49,905	390	118	50,177
Chile	10,265	-	119	10,146
Honduras	12,441	-	13	12,428
Peru	14,198	87	57	14,228
Venezuela	24,538	21	221	24,338
	137,930	629	600	137,959

Sovereign debt:
Brazil	32,431	479	165	32,745
Colombia	45,457	32	356	45,133
Chile	7,701	33	230	7,504
Mexico (1)	73,139	24	939	72,224
Panama	17,904	47	233	17,718
Peru	12,144	32	-	12,176
Trinidad and Tobago	7,116	-	67	7,049
	195,892	647	1,990	194,549

Total	333,822	1,276	2,590	332,508

(1) Amortized cost amount includes $25 thousand of positive effect on foreign currency exchange.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	December 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	41,439	11	778	40,672
Colombia	44,536	65	1,351	43,250
Chile	21,807	15	751	21,071
Honduras	9,400	-	136	9,264
Panama	7,159	-	78	7,081
Peru	29,439	42	674	28,807
Venezuela	29,871	-	1,848	28,023
	183,651	133	5,616	178,168

Sovereign debt:
Brazil	32,751	936	645	33,042
Colombia	42,776	-	1,125	41,651
Chile	20,772	12	610	20,174
Mexico	35,730	-	2,445	33,285
Panama	12,485	71	553	12,003
Peru	11,589	-	65	11,524
Trinidad and Tobago	4,665	-	144	4,521
	160,768	1,019	5,587	156,200

Total	344,419	1,152	11,203	334,368

As of June 30, 2014 and December 31, 2013, securities available-for-sale with a carrying value of $294.4 million and $296.8 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	June 30, 2014
	Less than 12 months		12 months or longer		Total
(In thousands of US$)	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	5,193	8	54,222	590	59,415	598
Sovereign debt	14,811	48	77,581	1,937	92,392	1,985
	20,004	56	131,803	2,527	151,807	2,583

	December 31, 2013
	Less than 12 months		12 months or longer		Total
(In thousands of US$)	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	136,895	5,113	6,866	503	143,761	5,616
Sovereign debt	107,239	5,210	18,557	377	125,796	5,587
	244,134	10,323	25,423	880	269,557	11,203

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Gross unrealized losses are related mainly to changes in market interest rates and other market factors, and not due to underlying credit concerns by the Bank about the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US$)	2014	2013	2014	2013

Gains	968	846	1,226	962
Losses	(14)	-	(14)	(1)
Net	954	846	1,212	961

The amortized cost and fair value of securities available-for-sale by contractual maturity as of June 30, 2014, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	73,332	73,846
After 1 year but within 5 years	137,342	137,747
After 5 years but within 10 years	123,148	120,915
	333,822	332,508

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	June 30, 2014
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Costa Rica	2,301	4	-	2,305
Honduras	4,035	7	-	4,042
Panama	24,323	21	-	24,344
	30,659	32	-	30,691

Sovereign debt:
Colombia	13,005	80	-	13,085

Total	43,664	112	-	43,776

	December 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Costa Rica	2,000	-	-	2,000
Honduras	4,118	-	-	4,118
Panama	14,634	8	18	14,624
	20,752	8	18	20,742

Sovereign debt:
Colombia	13,007	-	115	12,892

Total	33,759	8	133	33,634

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers; therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of June 30, 2014, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	28,619	28,638
After 1 year but within 5 years	15,045	15,138
	43,664	43,776

As of June 30, 2014 and December 31, 2013, securities held-to-maturity with a carrying value of $17.0 million and $13.0 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

6.	Investment funds

Until March 31, 2014, the Bank applied ASC Topic 810-10-25-15 – Consolidation, to consolidate its investment in Alpha4X Feeder Fund (el “Feeder”), and retained the specialized accounting for investment companies described in Nota 2 (d). Until March 31, 2014, the Bank reported the net assets value of the Feeder within the “Investment funds” line item in the consolidated balance sheet, presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholder’s equity. Up to the first quarter of 2014, the Bank reported the Feeder’s proportionate participation in the interest income and expense from the Master in the “Investment funds” line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment funds” line item, and expenses from the Feeder and its proportionate share of expenses from the Master were reported in the “Expenses from investment funds” line item in the consolidated statement of income.

In April 2014, the Bank redeemed $13.9 million of its investment in the “Feeder”, VIE that was consolidated until March 31, 2014, following the requirements of ASC 810-10- Consolidation, prior to the implementation of FAS 167 (FIN 46 (R) (ASU 2009-17 – Consolidation of Variable Interest Entities). After this redemption, the Bank ceased to be the primary beneficiary of that VIE; and therefore deconsolidated its investment in Alpha4X Feeder Fund. The deconsolidation of this fund affected the balance of redeemable noncontrolling interest by $49.4 million.

Since April 2014, the Bank´s investment in Alpha4X Feeder Fund is adjusted to record the Bank’s participation in the profits and losses of that fund in the “Net gain (loss) from investment funds” line item. At June 30, 2014, the Bank has a participation of 49.6% in that fund (55.87% at December 31, 2013).

With the sale of the Management Unit described in Note 3, in 2013 the Bank deconsolidated its investment in Alpha4X Latam Fundo de Investimento Multimercado (previously Bladex Latam Fundo de Investimento Multimercado), because it ceased to be the primary beneficiary of that VIE. The deconsolidation of this fund affected the balance of the redeemable noncontrolling interest by $565 thousand. The Bank's investment in Alpha4X Latam Fundo de Investimento Multimercado is analyzed following the consolidation accounting policy of VIEs described in Note 2 (c). As of June 30, 2014 and December 31, 2013, the Bank is not the primary beneficiary of that VIE. This investment is adjusted to record the Bank's participation in the profits and losses of that fund in the “Net gain (loss) from investment funds” line item in the consolidated statement of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table summarizes the balances of investments in investment funds:

(In thousands of US$)	June 30, 2014	December 31, 2013

Alpha4X Feeder Fund	46,401	113,069
Alpha4X Latam Fundo de Investimento Multimercado	6,150	5,592
	52,551	118,661

The Bank has a commitment to remain an investor in these funds, net of annual contractual redemptions, up to March 31, 2016.

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	June 30, 2014	December 31, 2013
Corporations:
Private	2,990,275	2,375,178
State-owned	833,697	938,878
Banking and financial institutions:
Private	1,607,173	1,785,798
State-owned	503,178	474,193
Middle-market companies:
Private	524,196	574,107
Sovereign	-	144
Total	6,458,519	6,148,298

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013

Banking and financial institutions	2,110,351	2,259,991
Industrial	1,068,724	936,290
Oil and petroleum derived products	1,116,186	1,170,684
Agricultural	1,209,471	924,251
Services	267,225	398,736
Mining	-	10,000
Sovereign	-	144
Others	686,562	448,202
Total	6,458,519	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	June 30, 2014
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies
	Private	State- owned	Private	State- owned	Private	Sovereign	Total
1-6	2,987,150	833,697	1,607,173	503,178	523,306	-	6,454,504
7	-	-	-	-	-	-	-
8	3,125	-	-	-	890	-	4,015
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,990,275	833,697	1,607,173	503,178	524,196	-	6,458,519

(In thousands of US$)	December 31, 2013
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies
	Private	State- owned	Private	State- owned	Private	Sovereign	Total
1-6	2,372,053	938,878	1,785,798	474,193	574,107	144	6,145,173
7	-	-	-	-	-	-	-
8	3,125	-	-	-	-	-	3,125
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,375,178	938,878	1,785,798	474,193	574,107	144	6,148,298

(1)	Current ratings as of June 30, 2014 and December 31, 2013, respectively.

The remaining loan maturities are summarized as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013
Current:
Up to 1 month	1,062,115	1,017,794
From 1 month to 3 months	1,021,321	1,749,348
From 3 months to 6 months	997,374	949,364
From 6 months to 1 year	1,412,877	774,803
From 1 year to 2 years	922,484	942,327
From 2 years to 5 years	1,026,604	711,537
From 5 years to 7 years	11,729	-
	6,454,504	6,145,173
Impaired:
Delinquent with impairment	-	3,125
Past due with impairment	4,015	-
	4,015	3,125
Total	6,458,519	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides a breakdown of loans by country risk:

	June 30, 2014	December 31, 2013
(In thousands of US$)
Country:
Argentina	391,416	189,828
Brazil	1,921,778	1,708,592
Chile	171,387	490,869
Colombia	617,227	701,577
Costa Rica	317,503	410,295
Dominican Republic	91,360	190,589
Ecuador	138,027	126,001
El Salvador	117,596	123,076
France	39,013	101,006
Guatemala	207,942	199,873
Honduras	79,792	73,524
Jamaica	61,697	60,784
Mexico	812,483	517,278
Netherlands	69,373	14,867
Nicaragua	1,035	7,823
Panama	331,041	223,505
Paraguay	79,847	102,244
Peru	585,180	580,881
Trinidad and Tobago	188,680	142,642
United States of America	40,642	28,283
Uruguay	195,500	154,761
	6,458,519	6,148,298

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)
	June 30, 2014	December 31, 2013

Fixed interest rates	3,165,848	3,252,331
Floating interest rates	3,292,671	2,895,967
	6,458,519	6,148,298

As of June 30, 2014 and December 31, 2013, 81% and 92%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following is a summary of information of non-accruing loan balances, and interest amounts on non-accruing loans:

(In thousands of US$)	June 30, 2014	December 31, 2013
Loans in non-accrual status
Private corporations	4,015	3,125
Total loans in non-accrual status	4,015	3,125

Interest which would have been recorded if the loans had not been in a non-accrual status	64	67
Interest income collected on non-accruing loans	-	-

An analysis of non-accruing loans with impaired balances as of June 30, 2014 and December 31, 2013 is detailed as follows:

(In thousands of US$)	June 30, 2014				Three months ended June 30, 2014	Six months ended June 30, 2014
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized	Interest income recognized
With an allowance recorded
Private corporations	3,125	3,125	937	3,125	-	-
Middle-market companies	890	890	223	226	-	-
Total	4,015	4,015	1,160	3,351	-	-

(In thousands of US$)	December 31, 2013				Three months ended June 30, 2013	Six months ended June 30, 2013
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized	Interest income recognized
With an allowance recorded
Private corporations	3,125	3,125	954	9	-	-
Middle-market companies	-	-	-	-	-	-
Total	3,125	3,125	954	9	-	-

As of June 30, 2014 and December 31, 2013, there were no impaired loans without related allowance.

As of June 30, 2014 and December 31, 2013, the Bank did not have any troubled debt restructurings.

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	June 30, 2014
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	3,125	3,125	-	3,820,847	3,823,972
Banking and financial institutions	-	-	-	-	-	-	2,110,351	2,110,351
Middle-market companies	890	-	-	-	890	-	523,306	524,196
Total	890	-	-	3,125	4,015	-	6,454,504	6.458,519

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US$)	December 31, 2013
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	3,125	3,310,931	3,314,056
Banking and financial institutions	-	-	-	-	-	-	2,259,991	2,259,991
Middle-market companies	-	-	-	-	-	-	574,107	574,107
Sovereign	-	-	-	-	-	-	144	144
Total	-	-	-	-	-	3,125	6,145,173	6,148,298

As of June 30, 2014 and December 31, 2013, the Bank has credit transactions in the normal course of business with 17% y 20%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of June 30, 2014 and December 31, 2013, approximately 11% and 12%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 30, 2014, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the six months ended June 30, 2014 and 2013, the Bank sold loans with a book value of $257.9 million and $20.5 million, respectively, with a net gain of $613.6 thousand and $217 thousand, respectively.

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components as follows:

a)	Allowance for loan losses:

(In thousands of US$)	Three months ended June 30, 2014
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	31,500	30,865	10,370	-	72,735
Provision (reversal of provision) for loan losses	13,822	(4,298)	(6,094)	-	3,430
Loan recoveries and other	-	-	-	-	-
Loans written-off	-	-	-	-	-
Balance at end of the period	45,322	25,567	4,276	-	76,165

Components:
Generic allowance	44,385	26,567	4,053	-	75,005
Specific allowance	937	-	223	-	1,160
Total allowance for loan losses	45,322	26,567	4,276	-	76,165

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US$)	Three months ended June 30, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	34,747	24,784	11,122	155	70,808
Provision (reversal of provision) for loan losses	(461)	544	(2,582)	(152)	(2,651)
Loan recoveries and other	-	(1)	-	-	(1)
Loans written-off	-	-	-	-	-
Balance at end of the period	34,286	25,327	8,540	3	68,156

Components:
Generic allowance	34,286	25,327	8,540	3	68,156
Specific allowance	-	-	-	-	-
Total allowance for loan losses	34,286	25,327	8,540	3	68,156

(In thousands of US$)	Six months ended June 30, 2014
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	31,516	30,865	10,369	1	72,751
Provision (reversal of provision) for loan losses	13,806	(4,298)	(6,093)	(1)	3,414
Loan recoveries and other	-	-	-	-	-
Loans written-off	-	-	-	-	-
Balance at end of the period	45,322	26,567	4,276	-	76,165

Components:
Generic allowance	44,385	26,567	4,053	-	75,005
Specific allowance	937	-	223	-	1,160
Total allowance for loan losses	45,322	26,567	4,276	-	76,165

(In thousands of US$)	Six months ended June 30, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	32,488	28,836	10,887	765	72,976
Provision (reversal of provision) for loan losses	1,798	(3,511)	(2,347)	(762)	(4,822)
Loan recoveries and other	-	2	-	-	2
Loans written-off	-	-	-	-	-
Balance at end of the period	34,286	25,327	8,540	3	68,156

Components:
Generic allowance	34,286	25,327	8,540	3	68,156
Specific allowance	-	-	-	-	-
Total allowance for loan losses	34,286	25,327	8,540	3	68,156

Provision of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The net increase in the generic allowance for loan losses is primarily due to changes in volume, composition and risk profiles of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	June 30, 2014
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	44,385	26,567	4,053	-	75,005
Specific allowance	937	-	223	-	1,160
Total of allowance for loan losses	45,322	26,567	4,276	-	76,165
Loans
Loans with generic allowance	3,820,847	2,110,351	523,306	-	6,454,504
Loans with specific allowance	3,125	-	890	-	4,015
Total loans	3,823,972	2,110,351	524,196	-	6,458,519

(In thousands of US$)	December 31, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	30,562	30,865	10,369	1	71,797
Specific allowance	954	-	-	-	954
Total of allowance for loan losses	31,516	30,865	10,369	1	72,751
Loans
Loans with generic allowance	3,310,931	2,259,991	574,107	144	6,145,173
Loans with specific allowance	3,125	-	-	-	3,125
Total loans	3,314,056	2,259,991	574,107	144	6,148,298

b)	Reserve for losses on off-balance sheet credit risk:

	Three months ended
(In thousands of US$)	June 30
	2014	2013

Balance at beginning of the period	5,222	7,278
Provision for losses on off-balance sheet credit risk	254	5,111
Balance at end of the period	5,476	12,389

	Six months ended
(In thousands of US$)	June 30
	2014	2013

Balance at beginning of the period	5,222	4,841
Provision for losses on off-balance sheet credit risk	254	7,548
Balance at end of the period	5,476	12,389

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 15). The net increase in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

9.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013

Demand	181,063	63,047
Up to 1 month	1,923,949	1,617,059
From 1 month to 3 months	403,118	311,048
From 3 months to 6 months	258,806	207,182
From 6 months to 1 year	206,000	157,000
From 1 year to 2 years	-	6,000
	2,972,936	2,361,336

The following table presents additional information about deposits:

(In thousands of US$)	June 30, 2014	December 31, 2013
Aggregate amounts of time deposits of $100,000 or more	439,832	2,298,289
Aggregate amounts of deposits in offices outside Panama	214,041	227,559

	Three months ended June 30
	2014	2013
Interest expense paid to deposits in offices outside Panama	274	333

	Six months ended June 30
	2014	2013
Interest expense paid to deposits in offices outside Panama	564	680

10.	Trading liabilities

The fair value of trading liabilities is as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013
Trading liabilities:
Interest rate swaps	79	65
Cross-currency interest rate swaps	6	7
Forward foreign exchange	244	-
Total	329	72

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

For the six months ended as of June 30, 2014 and 2013, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Three months ended June 30		Six months ended June 30
(In thousands of US$)	2014	2013	2014	2013
Interest rate swaps	(37)	64	(53)	61
Cross-currency swaps	-	-	-	67
Cross-currency interest rate swaps	(6)	(1,552)	(9)	3,242
Forward foreign exchange	(5)	(77)	(185)	(92)
Future contracts	-	-	-	191
Total	(48)	(1,565)	(247)	3,469

These amounts are reported in the Net gain (loss) from trading securities and Net gain (loss) from investment funds lines in the consolidated statements of income. In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 16.

As of June 30, 2014 and December 31, 2013, trading derivative liabilities include or have included interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value and cash flow hedges. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest income and expense lines over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of hedge accounting are recorded in Net gain (loss) from trading securities.

As of June 30, 2014 and December 31, 2013, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	June 30, 2014			December 31, 2013
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	14,000	-	79	14,000	-	65
Cross-currency interest rate swaps	391	-	6	600	-	7
Forward foreign exchange	90,664	-	244	-	-	-
Total	105,055	-	329	14,600	-	72

11.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $285.2 million and $286.2 million as of June 30, 2014 and December 31, 2013, respectively.

During the six months ended as of June 30, 2014 and 2103, interest expense related to financing transactions under repurchase agreements totaled $0.7 million and $0.6 million, respectively, corresponding interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

12.	Short-term borrowings and debt

The breakdown of short-term borrowings and debt, together with contractual interest rates, is as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013

Borrowings:
At fixed interest rates	1,116,576	1,289,851
At floating interest rates	654,572	1,017,527
Total borrowings	1,771,148	2,307,378
Debt:
At fixed interest rates	150,456	287,987
At floating interest rates	-	110,000
Total debt	150,456	397,987
Total short-term borrowings and debt	1,921,604	2,705,365
Average outstanding balance during the year	2,266,240	2,048,110
Maximum balance at any month-end	2,468,951	2,705,365
Range of fixed interest rates on borrowings and debt in U.S. dollars	0.59% to 1.42%	0.67% to 1.43%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.65% to 1.47%	0.79% to 1.47%
Range of fixed interest rate on borrowings in Mexican pesos	3.62%	4.13% to 4.58%
Floating interest rate on borrowings in Mexican pesos	3.77% to 4.36%	4.03% to 4.24%
Fixed interest rate on debt in Japanese yens	0.75%	0.75%
Fixed interest rate on debt in Swiss francs	0.80%	0.80%
Weighted average interest rate at end of the period	0.89%	1.09%
Weighted average interest rate during the period	1.02%	1.21%

The balances of short-term borrowings and debt by currency, is as follows:

	June 30,	December 31,
	2014	2013
(In thousands of US$)
Currency
U.S. dollar	1,795,700	2,536,815
Mexican peso	25,849	73,964
Japanese yen	9,874	4,749
Swiss franc	90,181	89,837
Total	1,921,604	2,705,365

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

13.	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013
Borrowings:
At fixed interest rates with due dates in June 2015	25,000	25,000
At floating interest rates with due dates from July 2014 to October 2017	781,595	506,346
Total borrowings	806,595	531,346
Debt:
At fixed interest rates with due dates from November 2014 to March 2024	513,807	444,719
At floating interest rates with due dates from March 2015 to July 2016	179,125	177,806
Total debt	692,932	622,525
Total long-term borrowings and debt outstanding	1,499,527	1,153,871
Average outstanding balance during the period	1,301,799	1,317,983
Maximum outstanding balance at any month-end	1,503,509	1,893,149
Range of fixed interest rates on borrowings and debt in U.S. dollars	1.50% to 3.75%	1.50% to 3.75%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.52% to 1.76%	0.52% to 1.77%
Range of floating interest rates on borrowings and debt in Mexican pesos	3.96% to 4.70%	4.44% to 5.29%
Fixed interest rate on debt in Peruvian nuevos soles peruanos	6.50%	6.50%
Fixed interest rate on debt in Euros	3.75%	-
Weighted average interest rate at the end of the period	2.68%	3.06%
Weighted average interest rate during the period	2.96%	3.08%

The balances of long-term borrowings and debt by currency, is as follows:

	June 30,	December 31,
	2014	2013
(In thousands of US$)
Currency
U.S. dollar	1,173,769	866,975
Euro	68,286	-
Mexican peso	213,512	242,916
Peruvian nuevo sol	43,960	43,980
Total	1,499,527	1,153,871

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2014, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of June 30, 2014, are as follows:

(In thousands of US$)
Due in:	Outstanding

2014	247,160
2015	285,350
2016	247,034
2017	651,697
2024	68,286
1,499,527

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Notes to consolidated financial statements (Unaudited)

14.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	20,687	21,700	44,199	38,021
Net gain (loss) from discontinued operations	-	23	-	(4)
Net income attributable to Bladex stockholders for both basic and diluted EPS	20,687	21,723	44,199	38,017
Basic earnings per share from continuing operations	0.54	0.56	1.14	0.99
Diluted earnings per share from continuing operations	0.53	0.56	1.14	0.99
Basic gain (loss) per share from discontinued operations	-	0.00	-	(0.00)
Diluted gain (loss) per share from discontinued operations	-	0.00	-	(0.00)
Basic earnings per share	0.54	0.57	1.14	0.99
Diluted earnings per share	0.53	0.56	1.14	0.99
Weighted average common shares outstanding - applicable to basic	38,666	38,413	38,633	38,316
Weighted average common shares outstanding - applicable to basic	38,666	38,413	38,633	38,316

Effect of dilutive securities:
Stock options and restricted stock units plans	133	212	180	199
Adjusted weighted average common shares outstanding applicable to diluted EPS	38,799	38,625	38,813	38,515

15.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013

Confirmed letters of credit	207,862	221,963
Stand-by letters of credit and guarantees - Commercial risk	125,673	137,285
Credit commitments	56,028	121,175
	389,563	480,423

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Notes to consolidated financial statements (Unaudited)

As of June 30, 2014, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount

Within 1 year	263,139
From 1 to 2 years	83,043
From 2 to 5 years	42,787
After 5 years	594
389,563

As of June 30, 2014 and December 31, 2013 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)	June 30, 2014	December 31, 2013
Country:
Argentina	557	295
Bolivia	216	80
Brazil	15,253	22,567
Colombia	53,869	38,545
Costa Rica	3,630	897
Dominican Republic	12,715	108
Ecuador	136,568	153,072
El Salvador	3,000	25
Germany	7	-
Guatemala	43,219	43,548
Honduras	681	412
Jamaica	-	338
Mexico	27,903	20,969
Netherlands	10,170	17,833
Panama	27,701	96,943
Paraguay	626	2
Peru	11,502	41,063
Switzerland	1,000	1,000
United Kingdom	-	70
Uruguay	40,946	40,946
Venezuela	-	1,710
	389,563	480,423

Letters of credit and guarantees

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Credit commitments

Commitments to extend credit are binding legal agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

16.	Derivative financial instruments for hedging purposes

As of June 30, 2014 and December 31, 2013, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	June 30, 2014			December 31, 2013
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	570,319	4,097	1,301	494,558	4,625	1,403
Cross-currency interest rate swaps	261,242	102	5,475	269,488	2,783	6,834
Cash flow hedges:
Interest rate swaps	303,000	-	1,322	453,000	393	243
Cross-currency interest rate swaps	182,308	7,032	65	126,308	6,392	-
Forward foreign exchange	134,328	95	1,896	88,130	684	92
Net investment hedges:
Forward foreign exchange	6,021	-	19	5,810	340	-
Total	1,457,218	11,326	10,078	1,437,294	15,217	8,572

Net gain on the ineffective portion of hedging activities (2)	(207)			858

 (1) The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.

(2) Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income as derivatives financial instruments and hedging, and correspond to the three months ended June 30, 2014 and 2013, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

Three months ended June 30, 2014
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(795)
Cross-currency interest rate swaps	79	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(2)	-

Forward foreign exchange	(1,088)	Interest income – securities available-for-sale	(65)	-
		Interest income – loans	(656)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(139)	-
Total	(1,804)		(862)	-

Derivatives – net investment hedge
Forward foreign exchange	(254)	Gain (loss) on foreign currency exchange	-	-
Total	(254)		-	-

Three months ended June 30, 2013
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(748)
Cross-currency interest rate swaps	(4,761)	Gain (loss) on foreign currency exchange	-	-

Forward foreign exchange	1,717	Interest income – loans	(9)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(1,204)	-
Total	(3,792)		(1,213)	-
Derivatives – net investment hedge
Forward foreign exchange	463	Gain (loss) on foreign currency exchange	-	-
Total	463		-	-

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Six months ended June 30, 2014
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,482)
Cross-currency interest rate swaps	800	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(5)	-

Forward foreign exchange	(2,147)	Interest income – securities available-for-sale	(65)	-
		Interest income – loans	(1,145)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	1,278	-
Total	(2,829)		63	-

Derivatives – net investment hedge
Forward foreign exchange	(584)	Gain (loss) on foreign currency exchange	-	-
Total	(584)		-	-

Six months ended June 30, 2013
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(748)
Cross-currency interest rate swaps	(5,200)	Gain (loss) on foreign currency exchange	-	-

Forward foreign exchange		Interest income – loans	(30)	-
	60	Interest expense – borrowings and debts	31	-
		Gain (loss) on foreign currency exchange	(1,492)	-
Total	(5,888)		(1,491)	-

Derivatives – net investment hedge
Forward foreign exchange	351	Gain (loss) on foreign currency exchange	-	-
Total	351		-	-

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

Three months ended June 30, 2014
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(472)	787	315
	Interest income – loans	(106)	801	695
	Interest expense – borrowings and debt	950	(4,050)	(3,100)
	Derivative financial instruments and hedging	480	(567)	(87)
Cross-currency interest rate swaps	Interest income – loans	(275)	538	263
	Interest expense – borrowings and debt	1,151	(2,697)	(1,546)
	Derivative financial instruments and hedging	2,474	(2,574)	(100)
	Gain (loss) on foreign currency exchange	-	-	-
		4,202	(7,762)	(3,560)

Three months ended June 30, 2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(777)	1,123	346
	Interest income – loans	(4)	60	56
	Interest expense – borrowings and debt	828	(4,050)	(3,222)
	Derivative financial instruments and hedging (ineffectiveness)	(5,690)	5,426	(264)
Cross-currency interest rate swaps	Interest income – loans	(158)	337	179
	Interest expense – borrowings and debt	1,802	(3,167)	(1,365)
	Derivative financial instruments and hedging (ineffectiveness)	(8,932)	10,570	1,638
	Gain (loss) on foreign currency exchange	653	(606)	47
		(12,278)	9,693	(2,585)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Six months ended June 30, 2014
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(975)	1,616	641
	Interest income – loans	(120)	937	817
	Interest expense – borrowings and debt	1,893	(8,097)	(6,204)
	Derivative financial instruments and hedging	60	(200)	(140)
Cross-currency interest rate swaps	Interest income – loans	(569)	1,128	559
	Interest expense – borrowings and debt	2,538	(5,552)	(3,014)
	Derivative financial instruments and hedging	2,482	(2,549)	(67)
	Gain (loss) on foreign currency exchange	-	-	-
		5,309	(12,717)	(7,408)

Six months ended June 30, 2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(1,530)	2,205	675
	Interest income – loans	(5)	74	69
	Interest expense – borrowings and debt	1,512	(8,097)	(6,585)
	Derivative financial instruments and hedging (ineffectiveness)	(6,431)	6,142	(289)
Cross-currency interest rate swaps	Interest income – loans	(256)	548	292
	Interest expense – borrowings and debt	3,731	(6,523)	(2,792)
	Derivative financial instruments and hedging (ineffectiveness)	(2,501)	3,648	1,147
	Gain (loss) on foreign currency exchange	224	(148)	76
		(5,256)	(2,151)	(7,407)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and viceversa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 6.99 years.

The Bank estimates that during the rest of year 2014 approximately $503 thousand of losses reported in OCI as of June 30, 2014 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans.

The Bank estimates that during the rest of year 2014 approximately $297 thousand of losses reported in OCI as of June 30, 2014 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged available-for-sale securities.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 10.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

17.	Accumulated other comprehensive income (loss)

As of June 30, 2014 and 2013 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total

Balance as of January 1, 2014	(10,194)	(685)	(1,696)	(12,575)
Net unrealized gains (loss) arising from the period	4,593	(680)	-	3,913
Reclassification adjustment for (gains) loss included in net income (1)	(252)	121	-	(131)
Foreign currency translation adjustment, net	-	-	(244)	(244)
Other comprehensive income (loss) from the period	4,341	(559)	(244)	3,538
Balance as of March 31, 2014	(5,853)	(1,244)	(1,940)	(9,037)
Net unrealized gains (loss) arising from the period	4,401	(1,204)	-	3,197
Reclassification adjustment for (gains) loss included in net income (1)	(757)	562	-	(195)
Foreign currency translation adjustment, net	-	-	45	45
Other comprehensive income (loss) from the period	3,644	(642)	45	3,047
Balance as of June 30, 2014	(2,209)	(1,886)	(1,895)	(5,990)
Balance as of January 1, 2013	933	(368)	(1,295)	(730)
Net unrealized gains (loss) arising from the period	(492)	233	-	(259)
Reclassification adjustment for (gains) loss included in net income (1)	(117)	165	-	48
Foreign currency translation adjustment, net	-	-	(1)	(1)
Other comprehensive income (loss) from the period	(609)	398	(1)	(212)
Balance as of March 31, 2013	324	30	(1,296)	(942)
Net unrealized gains (loss) arising from the period	(12,856)	(2,996)	-	(15,852)
Reclassification adjustment for (gains) loss included in net income (1)	(677)	252	24	(401)
Foreign currency translation adjustment, net	-	-	(207)	(207)
Other comprehensive income (loss) from the period	(13,533)	(2,744)	(183)	(16,460)
Balance as of June 30, 2013	(13,209)	(2,714)	(1,479)	(17,402)

(1)	Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous period

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

Three months ended June 30, 2014
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	(65)	Interest income – securities available-for-sale
	917	Net gain on sale of securities available-for-sale
	(95)	Derivative financial instruments and hedging
757

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(658)	Interest income - loans
	96	Net gain (loss) on foreign currency exchange
(562)

Three months ended June 30, 2013
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	676	Net gain on sale of securities available-for-sale
677

Gains (losses) on derivative financial instruments::
Forward foreign exchange	(9)	Interest income - loans
	-	Interest expense – borrowings
	(243)	Net gain (loss) on foreign currency exchange
(252)
Loss on adjustment for foreign currency translation:	(24)	Net gain (loss) from discontinued operations

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Six months ended June 30, 2014
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	(64)	Interest income – securities available-for-sale
	1,168	Net gain on sale of securities available-for-sale
	(95)	Derivative financial instruments and hedging
(1,009)

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,150)	Interest income - loans
	466	Net gain (loss) on foreign currency exchange
(684)

Six months ended June 30, 2013
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	793	Net gain on sale of securities available-for-sale
794

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(30)	Interest income - loans
	31	Interest expense – borrowings
	(419)	Net gain (loss) on foreign currency exchange
(418)
Loss on adjustment for foreign currency translation:	(24)	Net gain (loss) from discontinued operations

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

18.	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

June 30, 2014
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	11,326	-	11,326	-	-	11,326

December 31, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	15,217	-	15,217	-	(1,050)	14,167

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of June 30, 2014 and December 31, 2013:

(In thousands of US$)	June 30, 2014			December 31, 2013
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet
Derivative financial instruments:

Trading assets	-	-	-	-	-	-

Derivative financial instruments used for hedging - receivable	11,326	-	11,326	15,217	-	15,217

Total derivative financial instruments	11,326	-	11,326	15,217	-	15,217

a)	Financial liabilities and derivative financial instruments - liabilities

June 30, 2014
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	285,219	-	285,219	(284,589)	(630)	-

Derivative financial instrument	10,407	-	10,407	-	(7,640)	2,767
Total	295,626	-	295,626	(284,589)	(8,270)	2,767

December 31, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	286,162	-	286,162	(285,471)	(691)	-
Derivative financial instrument	8,644	-	8,644	-	(5,340)	3,304
Total	294,806	-	294,806	(285,471)	(6,031)	3,304

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of June 30, 2014 and December 31, 2013:

(In thousands of US$)	June 30, 2014			December 31, 2013
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet

Securities sold under repurchase agreements	285,219	-	285,219	286,162	-	286,162
Derivative financial instruments:
Trading liabilities	329	-	329	72	-	72
Derivative financial instruments used for hedging - payable	10,078	-	10,078	8,572	-	8,572
Total derivative financial instruments	10,407	-	10,407	8,644	-	8,644

19.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Securities available-for-sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Investment funds

The investment funds invest in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the investment funds use independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

The investment funds are not traded in an active market and, therefore, representative market quotes are not readily available. Their fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investments are classified within level 2 of the fair value hierarchy.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	June 30, 2014
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Securities available-for-sale
Corporate debt	125,530	12,429	-	137,959
Sovereign debt	194,549	-	-	194,549
Total securities available-for-sale	320,079	12,429	-	332,508
Investment funds	-	52,551	-	52,551
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	4,097	-	4,097
Cross-currency interest rate swaps	-	7,134	-	7,134
Forward foreign exchange	-	95	-	95
Total derivative financial instruments used for hedging - receivable	-	11,326	-	11,326
Total assets at fair value	320,079	76,306	-	396,385

Liabilities
Trading liabilities
Interest rate swaps	-	79	-	79
Cross-currency interest rate swaps	-	6	-	6
Forward foreign exchange	-	244	-	244
Total trading liabilities	-	329	-	329
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	2,623	-	2,623
Cross-currency interest rate swaps	-	5,540	-	5,540
Forward foreign exchange	-	1,915	-	1,915
Total derivative financial instruments used for hedging - payable	-	10,078	-	10,078
Total liabilities at fair value	-	10,407	-	10,407

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	December 31, 2013
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Securities available-for-sale
Corporate debt	178,168	-	-	178,168
Sovereign debt	156,200	-	-	156,200
Total securities available-for-sale	334,368	-	-	334,368

Investment funds	-	118,661	-	118,661

Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	5,018	-	5,018
Cross-currency interest rate swaps	-	9,175	-	9,175
Forward foreign exchange	-	1,024	-	1,024
Total derivative financial instruments used for hedging - receivable	-	15,217	-	15,217

Total assets at fair value	334,368	133,878	-	468,246

Liabilities
Trading liabilities
Interest rate swaps	-	65	-	65
Cross-currency interest rate swaps	-	7	-	7
Total trading liabilities	-	72	-	72

Derivative financial instruments used for hedging – payable

Interest rate swaps	-	1,646	-	1,646
Cross-currency interest rate swaps	-	6,834	-	6,834

Forward foreign exchange	-	92	-	92
Total derivative financial instruments used for hedging - payable	-	8,572	-	8,572
Total liabilities at fair value	-	8,644	-	8,644

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-end. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater. These commitments are classified in Level 3. Fair value of these instruments is provided for disclosure purposes only.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	June 30, 2014
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets
Instruments with carrying value that approximates fair value	843,040	843,040	-	843,040	-
Securities held-to-maturity	43,664	43,777	13,086	30,691	-
Loans, net (1)	6,373,780	6,604,952	-	6,604,952	-

Financial liabilities
Instruments with carrying value that approximates fair value	3,324,999	3,325,070	-	3,325,070	-
Short-term borrowings and debt	1,921,604	1,922,711	-	1,922,711	-
Long-term borrowings and debt	1,499,527	1,531,169	-	1,531,169	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	7,780	6,818	-	-	6,818

(1)	The carrying value of loans is net of the Allowance for loan losses of $76.1 million and unearned income and deferred fees of $8.6 million for June 30, 2014.

(In thousands of US$)	December 31, 2013
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets
Instruments with carrying value that approximates fair value	881,573	881,573	-	881,573	-
Securities held-to-maturity	33,759	33,634	17,010	16,624	-
Loans, net (1)	6,068,879	6,264,624	-	6,264,624	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,662,412	2,662,609	-	2,662,609	-
Short-term borrowings and debt	2,705,365	2,711,936	-	2,711,936	-
Long-term borrowings and debt	1,153,871	1,180,877	-	1,180,877	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	6,827	5,365	-	-	5,365

(1)	The carrying value of loans is net of the Allowance for loan losses of $72.7 million and unearned income and deferred fees of $6.7 million for December 31, 2014.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

20.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

21.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of June 30, 2014, the Bank’s capital adequacy ratio is 14.61% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

22.	Business segment information

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “Reversal of provision (provision) for credit losses”) which Bank’s management considers distort trend analysis.

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies. These measures, therefore, may not be comparable to similar measurements used by other companies.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Commercial Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

The Treasury Segment incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the investment funds. Operating income from the Treasury Segment includes net interest income from deposits with banks, securities available-for-sale and held-to-maturity, net interest margin related to investment funds, derivative and hedging activities, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and allocated income and operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	Three months ended		Six months ended
	June 30		June 30
(In thousands of US$)	2014	2013	2014	2013
COMMERCIAL
Interest income	49,499	47,663	96,506	94,192
Interest expense	(19,885)	(19,245)	(38,952)	(38,388)
Net interest income	29,614	28,418	57,554	55,804
Net other income (expense) (2)	4,902	3,221	9,577	6,058
Operating expenses	(10,187)	(10,382)	(20,514)	(20,232)
Net operating income (3)	24,329	21,257	46,617	41,630
Provision for loan and off-balance sheet credit losses	(3,684)	(2,460)	(3,668)	(2,726)
Recoveries, net of impairment of assets	7	-	7	-
Net income attributable to Bladex stockholders	20,652	18,797	42,956	38,904

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)			6,449,945	6,023,299
Other assets and contingencies (5)			442,941	627,064
Total interest-earning assets, other assets and contingencies			6,892,886	6,650,363
TREASURY
Interest income	2,574	3,301	5,182	5,176
Interest expense	1,704	(2,307)	3,265	(5,549)
Net interest income	4,278	994	8,447	(373)
Net other income (expense) (2)	(1,557)	7,292	(1,836)	8,487
Operating expenses	(2,686)	(3,937)	(5,843)	(7,539)
Net operating income (3)	35	4,349	768	575
Net income	35	4,349	768	575
Net income attributable to the redeemable noncontrolling interest	-	1,446	(475)	1,458
Net income (loss) attributable to Bladex stockholders	35	2,903	1,243	(883)
Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)			1,178,197	1,125,650
Redeemable noncontrolling interest			-	(55,541)
Total interest-earning assets, other assets and contingencies			1,178,197	1,070,109
TOTAL
Interest income	52,073	50,964	101,688	99,368
Interest expense	(18,181)	(21,552)	(35,687)	(43,937)
Net interest income	33,892	29,412	66,001	55,431
Net other income (expense) (2)	3,345	10,513	7,741	14,545
Operating expenses	(12,873)	(14,319)	(26,357)	(27,771)
Net operating income (3)	24,364	25,606	47,385	42,205
Provision for loan and off-balance sheet credit losses	(3,684)	(2,460)	(3,668)	(2,726)
Recoveries, net of impairment of assets	7	-	7	-
Net income – business segment	20,687	23,146	43,724	39,479
Net income (loss) attributable to the redeemable noncontrolling interest	-	1,446	(475)	1,458
Net income attributable to Bladex stockholders – business segment	20,687	21,700	44,199	38,021
Discontinued operations (Note 3)	-	23	-	(4)
Net income attributable to Bladex stockholders	20,687	21,723	44,199	38,017

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)			7,628,142	7,148,949
Other assets and contingencies (5)			442,941	627,064
Redeemable noncontrolling interest			-	(55,541)
Total interest-earning assets, other assets and contingencies			8,071,083	7,720,472

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(In thousands of US$)	2014	2013	2014	2013

Reconciliation of Net other income:
Net other income – business segment	3,345	10,513	7,741	14,545
Provision for loan and off-balance sheet credit losses	(254)	(5,111)	(254)	(7,548)
Recoveries, net of impairment of assets	7	-	7	-
Net other income – consolidated financial statements	3,098	5,402	7,494	6,997

(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available-for-sale and held-to-maturity, trading securities and the balance of investment funds.

Reconciliation of Total assets:	June 30, 2014	June 30, 2013
Interest-earning assets – business segment	7,628,142	7,148,949
Allowance for loan losses	(76,165)	(68,156)
Customers’ liabilities under acceptances	52,812	90,240
Accrued interest receivable	40,756	39,820
Equipment and leasehold improvements, net	9,196	11,525
Derivative financial instruments used for hedging - receivable	11,326	9,965
Other assets	12,877	10,367
Total assets – consolidated financial statements	7,678,944	7,242,710

Geographic information is as follows:

	Three months ended June 30, 2014
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	47,989	-	4,084	-	52,073
Interest expense	(17,907)	-	(274)	-	(18,181)
Net interest income	30,082	-	3,810	-	33,892

	Six months ended June 30, 2014
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	93,637	-	8,031	20	101,688
Interest expense	(35,086)	-	(564)	(37)	(35,687)
Net interest income	58,551	-	7,467	(17)	66,001

Long-lived assets:
Equipment and leasehold improvements, net	9,021	-	175	-	9,196

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	Three months ended June 30, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	45,144	-	5,337	483	50,964
Interest expense	(20,651)	-	(332)	(569)	(21,552)
Net interest income	24,493	-	5,005	(86)	29,412

	Six months ended June 30, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	89,387	33	9,434	514	99,368
Interest expense	(42,659)	-	(680)	(598)	(43,937)
Net interest income	46,728	33	8,754	(84)	55,431

Long-lived assets:
Equipment and leasehold improvements, net	11,241	-	284	-	11,525

	December 31, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Long-lived assets:
Equipment and leasehold improvements, net	10,237	-	229	-	10,466

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